CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-141174 of our report dated March 8, 2007, (May 25, 2007 as to the effects of the stock split described in Note 1 to the consolidated financial statements) relating to the consolidated financial statements and financial statement schedules of BWAY Holding Company and subsidiaries (the “Company”) (which report expresses an unqualified opinion and included an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” in the fourth quarter of fiscal year 2006) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/    Deloitte & Touche LLP

Atlanta, Georgia

May 30, 2007